Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Elevate Nutrition Inc.
777 Westchester Ave, STE 101
WHITE PLAINS, NY 10604
https://www.elevatenutrition.com/

Up to $1,070,000.00 in Class B Non-Voting Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Elevate Nutrition Inc.
Address: 777 Westchester Ave, STE 101, WHITE PLAINS, NY 10604
State of Incorporation: NY
Date Incorporated: January 06, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $300.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Perks*
Early Bird

First 48 hours - 10% bonus shares

Next 5 days - 5% bonus shares

Volume

$300+ | Exclusive insight into new product launches.

$500+ | 1 month supply of Elevate Plant-Based Protein - $42.97 Retail Value

$1,000 | 1 month supply of Elevate Plant-Based Protein + Elevate Shaker Bottle + 10% lifetime discount $67.92 Retail Value

$2,500+ (5% bonus shares) | 2 month supply of Elevate Plant-Based Protein + Elevate Shaker Bottle +15% lifetime discount $110.93 Retail Value

$5,000+ (10% bonus shares) | 2 months supply of Elevate Plant-Based Protein + 2 months supply of Plant-Powered BCAAs + Elevate Shaker Bottle + Elevate T-Shirt + 20% lifetime discount $222.82 Retail Value

$25,000+ (15% bonus shares) | We will fly you to New York to meet Jillian and Paul! This will include a 1 night stay at the Ritz Carlton in Westchester, NY, as well as a private training season with Jillian and Paul. We will see if you can survive one of Jillian's workout sessions, and see if you can bench press more than Paul. Cap it off with some Elevate product tasting and dinner with Jillian and Paul's at their favorite plant-based restaurant.

All perks occur after the offering is completed

<u>The 10% Bonus for StartEngine Shareholders</u>

Elevate Nutrition Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $2.00 / share, you will receive 110 Class B Non-Voting Common Stock shares, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

We are a plant-based nutritional supplement company. Our products are formulated to improve athletic performance and support muscle recovery, lean muscle mass, weight-loss, and improved energy.

Our supplements are geared for those who want to amplify their health and fitness. We currently have a line of dessert flavored plant-basd protein powders and refreshing plant-based BCAAs.

Competitors and Industry

We are a unique company because we offer only 100% plant-based supplement and our target market is fitness and bodybuilding. All of our products are certefied by vegan.org, and are formualted for taste, effectiveness, and macro friendliness for athletes.

There are no companies out there that are positioning themselves in the market like we have, nor have a full line of plant-based products that would be of interest to modern and mainstream athletes. Vega is our closest competetor, and have the largest marketshare, however their product line isn't exactly geared towards our target market (nor enticing to modern atheltes). Here is a list of the competetors as we see it:

https://myvega.com/

https://truenutrition.com/

https://www.vivolife.com/

https://sunwarrior.com/

https://plantfusion.com/

https://cleanmachineonline.com/

https://www.gardenoflife.com/content/product-category/our-products/

https://www.orgain.com/

https://rawplantprotein.com/

**https://1stphorm.com/ This is the closets to the vibe/market we are going for, but they are not plant-based and only offer a few vegan options.

More on the market! (Sources are in story page)

52% of American Consumers are increasing their plant-based intake

The plant protein market will reach $9.5B by 2024

In 2018, North America accounted for 38.6% of the market

Nearly 7 out of 10 Americans are trying to increase their plant-based eating

Meat-eating has been on the decline in America over the last decade

The advantages of plant-based diets are being uncovered by the mainstream. In the movie The Game Changers, Oscar-winning documentary filmmaker Louie Psihoyos (with executive producers James Cameron, Arnold Schwarzenegger, and Jackie Chan) told the story of James Wilks, an elite Special Forces trainer on his journey to uncover the optimal diet for human performance with plant-based eating.

Current Stage and Roadmap

We began selling protein powder on Amazon and ElevateNutrition.com in mid- to-late 2014. We started with a private label formula to feel out the market. Once we were able to geenrate enough revenue, and build brand awareness, we completely re-forumated our protein powder in 2018 and to our own custom blend. The new formlua was met with amazing results from our market. Our first new flavor release was our Chocolate Brownie Protein powder, then a few months later we launched our Vanilla Milkashake Protein Powder. Then we launched a new line of BCAA Powder products. Coconut Lime BCAA was released late 2018, and Fruit Punch was released early 2019.

Our biggest issue is that we sell out so fast, that our manufactering time cannot keep up with our demand. This is why there was not a consistent flow of revenue in 2018/2019 and we have not been able to expand our line.

We have already formualted the following flavors and product lines, and are waiting for enough funds to launch these in 2020:

Protein Powders: Mint Chocolate Chip Ice Cream, Cinnamon Bun w/ Frosting, Rasberry Cheesecake

NEW LIne of Pre-Workout Formula: - Rainbow Candy, Cherry Ice Popsicle, Watermelon Candy

**All flavors above are natural, vegan, and low carb/low sugar.

Once we launch these in 2020 and sell online, our plans for the 2021+ are to get into major health food stores.

The Team

Officers and Directors

Name: Jillian Salomone

Jillian Salomone's current primary role is with Jillian Leigh Fitness. Jillian Salomone currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CEO & Director
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Product creation/formulation, branding, marketing, selling

Other business experience in the past three years:

- **Employer:** Jillian Leigh Fitness
  Title: Business Owner
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Personal Training and Nutrition

Name: Paul Salomone

Paul Salomone's current primary role is with MediaFuse. Paul Salomone currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, COO & Director
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Operations, Amazon FBA, Finances, Advertising

Other business experience in the past three years:

- **Employer:** MediaFuse
  Title: Founder & CEO
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Advertising technology

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the nutrition industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for plant-based nutritional supplements.

Minority Holder; Securities with No Voting Rights

The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Elevate obtains certain products they sell from third parties.
Elevate obtains certain products they sell from third-parties and rely on them to meet their sales needs. They plan to continue to rely upon such third parties to supply products they sell. If these suppliers fail to maintain high manufacturing standards and processes, it could harm Elevate's business. In the event of a natural disaster or business failure, including due to bankruptcy of a supplier, Elevate may not be able to secure replacement products on a timely or cost-effective basis, which could result in delays, additional costs and reduced revenues. In addition, price increases from a supplier, would directly affect Elevate's profitability if it is not able to pass price increases on to customers.

Adverse publicity or consumer perception of products Elevate sells, and any similar products distributed by others could harm Elevate's reputation and adversely affect their sales.
Elevate is highly dependent upon positive consumer perceptions of the safety and quality of products its subsidiaries sell, as well as similar products distributed by other

companies. Consumer perception of such products, and health and wellness products, in particular, can be substantially influenced by scientific research or findings, national media attention and other publicity about product use. Adverse publicity from these sources regarding the safety, quality, or efficacy of such products could seriously harm Elevate's reputation and results of operations. The mere publication of news articles or reports asserting that such products may be harmful or questioning their efficacy could have a material adverse effect on Elevate's business, financial condition, and results of operations, regardless of whether such news articles or reports are scientifically supported or whether the claimed harmful effects would be present at the dosages recommended for such products.

As a direct-to-consumer marketer, Elevate is subject to vast regulation. If Elevate is required to pay damages or expenses in connection with legal claims, Elevate's business, financial condition and results of operations may be harmed.

As a direct to consumer marketer, Elevate is subject to various federal, state and foreign laws and regulations such as the Restore Online Shoppers Confidence Act ("ROSCA"), and the Dot Com Disclosure Guidance published by the United States Federal Trade Commission, which requires certain disclosures to prevent unfair, deceptive or misleading online advertisements. Elevate's failure to comply with these regulations could, among other things, result in consumer lawsuits, federal investigations, or State Attorney General actions or inquiries. Such claims or inquiries, regardless of their merit, could divert management time and attention away from Elevate's business, result in significant costs to investigate and defend, harm Elevate's reputation and result in the cessation of certain portions of Elevate's business. If Elevate or its subsidiaries become subject to these or similar types of claims or investigations, and are not successful in their defense, Elevate or its subsidiaries may be forced to pay damages, some of which may be substantial, or to cease parts of their business.

If current efforts to allow states to require online retailers to collect sales tax on their behalf are successful, e-commerce in general could decline, Elevate's solutions could become less attractive, and Elevate's related revenue, could decline.

Although current U.S. Supreme Court decisions restrict the imposition of obligations to collect state and local sales taxes with respect to remote sales, an increasing number of states have considered or adopted laws that attempt to require out-of-state retailers to collect sales taxes on their behalf. In addition, the U.S. Senate and the U.S. House of Representatives are currently considering a variety of legislation, most notably the Marketplace Fairness Act, which would override the Supreme Court rulings and enable states to require that online retailers collect sales tax from the states' residents. This is a rapidly evolving area and it cannot be predicted whether this or other similar legislation will ultimately be adopted or what form it might take if adopted. If the states or Congress are successful in these attempts to require online retailers to collect state or local sales taxes on out-of-state purchases, buying online would lose some of its current advantage over traditional retail models and could become less attractive to consumers. This could cause e-commerce to decline, which would, in turn, hurt the business of Elevate's customers, and potentially make Elevate's products and services less attractive and cause Elevate's revenue, to decline.

In addition, it is possible that one or more states or the federal government or foreign countries may seek to impose a tax collection, reporting or record-keeping obligation on companies like Elevate that facilitate e-commerce. Further Elevate or its subsidiaries may have liability for sales taxes on prior sales they have made in certain jurisdictions.

Elevate or its subsidiaries may be exposed to material product liability claims, which could increase their costs and adversely affect Elevate's reputation and business.
As a marketer and distributor of products designed for human consumption or use, Elevate could be subject to product liability claims if the use of products they market or distribute, is alleged to have resulted in injury or undesired results. Products marketed include dietary supplements, and in most cases are not subject to pre-market regulatory approval in the United States. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. Elevate has not had any product liability claims filed against it, but in the future Elevate or its subsidiaries may be subject to various product liability claims, including, due to tampering by unauthorized third parties, product contamination, and claims that these products had inadequate instructions for use, or inadequate warnings concerning possible side effects and interactions with other substances. The cost of defense can be substantially higher than the cost of settlement even when claims are without merit. The high cost to defend or settle product liability claims could have a material adverse effect on Elevate's business and operating results and Elevate's insurance, if any, may not be adequate.

Elevate's business is exposed to a multitude of risks based on its acceptance of credit cards and their reliance on third party credit card processors.
Elevate's customers typically pay for their orders with debit cards or credit cards, and Elevate depends on third party credit card processing in connection with online product sales. There are many risks related to Elevate's acceptance of credit cards, the collection and storage of credit card data, and Elevate's dependence on third party credit card processors to process payments. Elevate's failure to limit fraudulent transactions conducted on its websites or through its platform, such as through use of stolen credit card numbers, could subject Elevate to liability and adversely impact its reputation. Under credit card association rules, penalties may be imposed at the discretion of the association for inadequate fraud protection. Any such potential penalties would be imposed on Elevate's credit card processor by the association. Under Elevate's contracts with Elevate's payment processors, Elevate is required to reimburse them for such penalties. Elevate faces the risk that it may fail to maintain an adequate level of fraud protection and that one or more credit card associations or other processors may, at any time, assess penalties against Elevate or terminate Elevate's ability to accept credit card payments or other form of online payments from customers, which would have a material adverse effect on Elevate's business, financial condition and operating results. Although Elevate does not believe there has been a compromise of customer information, it is possible that either Elevate or its acquired companies may be in full compliance with these standards. Accordingly, Elevate could be fined, which could impact its financial condition, or certain of Elevate's products could be suspended, which would cause Elevate to be unable to process payments

using credit cards. If Elevate is unable to accept credit card payments, Elevate's business, financial condition and operating results may be adversely affected. In addition, many of Elevate's transactions are deemed high risk, and there often exists a shortage of merchant processors able or willing to process such online transactions. The future shortage of merchant processing available to process payments for Elevate's product sales and the sales of Elevate's customers' products, could result a decrease in the volume of products Elevate is able to sell and could have a material adverse effect on Elevate's revenue.Further, such credit card processors require Elevate to maintain significant reserves (often up to 10% of the sale) to cover refunds, chargebacks and fraud, which results in delays of up to 6 months in receipt of such revenue. If Elevate's refunds or chargebacks increase, Elevate's processors could require Elevate to increase such reserves, increase fees or terminate their contracts with Elevate, which would have an adverse effect on Elevate's financial condition. In addition, Elevate could be liable if there is a breach of the payment information it stores. Online commerce and communications depend on the secure transmission of confidential information over public networks. Elevate relies on encryption and authentication technology to authenticate and secure the transmission of confidential information, including customer credit card numbers. However, Elevate cannot ensure this technology will prevent breaches of the systems it uses to protect customer payment data. In the future Elevate may explore accepting various forms of payment that may have higher fees and costs than Elevate's current payment methods. If Elevate's customers utilize alternative payment methods, Elevate's payment costs could increase and Elevate's operating results could be adversely impacted.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Paul Salomone	1,250,000	Class A Voting Common Stock	50.0
Jillian Salomone	1,250,000	Class A Voting Common Stock	50.0

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 4,000,000 with a total of 2,500,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $0.10
  Number of Securities Sold: 100
  Use of proceeds: Operations of the company
  Date: January 13, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $249.99
  Number of Securities Sold: 2,499,900
  Use of proceeds: Company Operations
  Date: September 19, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We established Elevate Nutrition in January 2017 and were able to launch our first product by April of that year. In our first year of business, we generated $81,760 in only 8 months of sales. Due to startup costs, such as building an e-commerce website, upfront Amazon seller fees, marketing initiatives, and designers, we incurred a $19,460 loss that year.

In 2018, we were able to improve our existing products, roll out new flavor variations, and establish a loyal customer base. We gained so much traction that our manufacturer was not able to keep up with our customer demand. This caused us to be out of stock for at least 6 months of that year. Despite the lack of inventory and inconsistent stock, we finished the year with a 20.5% year-over-year increase, generating $98,314 in sales. We established such a loyal user base and presence on social media that we were able to significantly reduce our advertising budget. We were also able to purchase larger quantities of product, which drove down our manufacturing and labeling costs. Both of these strategies resulted in a net profit of $4,086 in only our second year of business.

Historical results and cash flows:

In 2019 we are forecasted to hit over $300,000 in sales and turn a profit of over $10K.

Operating costs have decreased because we have already established four quality products in the market. We have also pulled back on our marketing/advertising due to organic sales and social media growth. In order to continue growth, the co-founders have not drawn a salary and have put all available cash into new inventory. Even though we experienced substantial growth in 2019, we were impacted by the same inventory circumstances we faced in 2018. We have currently been running operations and manufacturing from a $100,000 loan from Elevate's founders. We now have over $100,000 of new inventory in retail value in Amazon's warehouses.

Our 2020 forecasts show that with ample funds, we will be able to keep a constant inventory flow, launch new products, and in turn generate over $700,000 in annual sales. This will turn a higher profit margin of an estimated $60,000.

2020 will be focused on launching new flavors of existing products and a new product line of pre-workout energy powder. Given these new product launches, we anticipate 2021 to be a massive growth year. We are forecasting an increase in sales to over $1,400,000 and turn an annual profit of $155,000 by 2021. The uptick in gross and net revenue will be due to an increased marketing budget, expansion of brand awareness, new product launches, and a decrease in manufacturing costs.

In 2022, we will hit retail stores and we anticipate annual sales to jump to $2,500,000 and turn an annual profit of over $300,000, once again lowering our manufacturing costs due to our volume of production.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Even though we experienced substantial growth in 2019, we were impacted by the same inventory circumstances we faced in 2018. We have currently been running operations and manufacturing from a $100,000 loan from Elevate's founders. We now have over $100,000 of new inventory in retail value in Amazon's warehouses.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds will help us continue operations and see massive growth over the next five years. The funds will be used to launch the six new products/flavors that we have already formulated; we will be able to create new product lines, purchase larger amounts of inventory, add an advertising budget, and build a network of brand ambassadors and influencers.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the crowdfunding campaign?)

The StartEngine funds we raise are critical to continue company operations and future success. In order for us to satisfy customer demand and reduce manufacturing costs, we will need to raise capital of close to $1,070,000.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

In this round of funding, if we are only able to raise the minimum of $10,000 we will have challenges keeping up with our manufacturing and satisfying our customer demand. We will also be unable to launch the new products that we have worked hard to create.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise up to $1,070,000 we will be able to continue operations and see massive growth over the next five years. The funds will be used to launch the six new products/flavors that we have already formulated; we will be able to create new product lines, purchase larger amounts of inventory, add an advertising budget, and build a network of brand ambassadors and influencers.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We most likely another round of funding with StartEngine or private/angel investors.

Indebtedness

- **Creditor:** MediaFuse
  Amount Owed: $50,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 0001
  Yes, this was a loan from Paul's other company, MediaFuse. It was provided in 2 installments, $50K in 2018 and $50K in 2019. There is no interest, and no maturity date/or payback terms. Elevate will start paying it back when profit and sales increase, most likely over the span of the next 3 years.

- **Creditor:** MediaFuse
  Amount Owed: $50,000.00
  Interest Rate: 0.0%

Maturity Date: January 01, 0001
Yes, this was a loan from Paul's other company, MediaFuse. It was provided in 2 installments, $50K in 2018 and $50K in 2019. There is no interest, and no maturity date/or payback terms. Elevate will start paying it back when profit and sales increase, most likely over the span of the next 3 years.

Related Party Transactions

- **Name of Entity:** MediaFuse
  Names of 20% owners: Paul Salomone
  Relationship to Company: Paul's company
  Nature / amount of interest in the transaction: Yes, this was a loan from Paul's other company, MediaFuse.
  Material Terms: It was provided in 2 installments, $50K in 2018 and $50K in 2019. There is no interest, and no maturity date/or payback terms. Elevate will start paying it back when profit and sales increase, most likely over the span of the next 3 years.

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

We are pioneers in a rapidly growing plant-based market set to reach 9.5 billion by 2024 and the future of the mainstream supplement industry which is currently valued at 124.8 billion. As more and more consumers are becoming conscious of the environmental, health, and ethical issues of animal agriculture they are turning towards plant-base alternatives. We see a future, where plant based nutrition is no longer an alternative, but mainstream.

Elevate was founded by 2 champion athletes, both of which are already successful entrepreneurs in the field of fitness, nutrition, and advertising. Within a short 2 1/2 years span Elevate has been able to achieve over 7,000 online orders, and establish a 4,500+ customer base. Elevate sales have reached $400,000 to date, despite little capital, no advertising budget, and large gaps in available inventory due to not being able to keep up with custom demand. Due to low overhead and lean operating costs, Elevate was able to become profitable in only their 2nd year of business. Based on historical sales, a fully stocked inventory, the roll out new products, and entering retail stores, forecasts show that Elevate can achieve $800,000 (COGS $350,000) in annual sales by 2020, $1,500,000 (COGS $590,000) in annual sales by 2021, $2,800,000 (COGS $1,100,000) in annual sales by 2022, $3,000,000 (COGS $1,278,000) in annual sales by 2023, and near $5,000,000 (COGS $1,970,000) in annual sales by 2024. Margins and net profit will increase year over year with the growing ability to purchase inventory and a cheaper rate. Elevate is the future of nutritional supplements.

We are looking for investors who want to join our family and help us grow. We want investors who share our same values and goals.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Service Fees*
  96.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  55.0%
  Amazon and retargeting campaigns.

- *Marketing*
  20.0%
  Digital ads like facebook and google

- *Product Development*
  10.5%
  So that we can bring in new raw materials to create our products.

- *Company Employment*
  11.0%
  Hiring a Social Media Manager

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.elevatenutrition.com/ (elevatenutrition.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/elevate-nutrition

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Elevate Nutrition Inc.

[See attached]

ELEVATE NUTRITION INC.

Financial Statements for the Period from

January 6, 2017 (Inception) through December 31, 2018

(Unaudited)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

September 17, 2019

To: Board of Directors, Elevate Nutrition, Inc.

Re: 2018-2017 Financial Statement Review
        Elevate Nutrition, Inc.

We have reviewed the accompanying financial statements of Elevate Nutrition, Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2018 and 2017, and the related statements of operations, owners' equity or deficit, and cash flows for the calendar year(s) thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt that the Company may be able to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

ELEVATE NUTRITION INC.
BALANCE SHEET
As of December 31, 2018
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 3,701	$ 15,643
Inventory	51,772	21,691
Total Current Assets	55,473	37,334
TOTAL ASSETS	$ 55,473	$ 37,334
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accrued expenses	$ 8,754	$ 1,179
Accounts payable	19,593	5,615
Total Current Liabilities	28,347	6,794
Long-Term Liabilities		
Advance from founder	42,500	50,000
Total Long-Term Liabilities	42,500	50,000
TOTAL LIABILITIES	70,847	56,794
Commitments and Contingencies		
Stockholders' Equity:		
Common stock (200 shares authorized, no par value, 100 shares issued as of December 31, 2018 and 2017, respectively)	100	100
Net income	(15,374)	(19,460)
Total Stockholders' Equity	(15,374)	(19,460)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 55,473	$ 37,334

ELEVATE NUTRITION INC.
STATEMENT OF OPERATIONS
From January 6, 2017 (Inception) through December 31, 2018
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2018		2017	
Revenues	$	98,314	$	81,760
Cost of revenues		72,538		74,349
Gross Profit (Loss)		25,776		7,411
Operating Expenses:				
General and administrative		6,703		11,809
Sales and marketing		13,308		10,557
Total Operating Expenses		20,011		22,366
Operating Income (Loss)		5,765		(14,955)
Other expense		1,679		4,505
Net Income (Loss)	$	4,086	$	(19,460)

ELEVATE NUTRITION INC.
STATEMENT OF STOCKHOLDERS' EQUITY
From January 6, 2017 (Inception) through December 31, 2018
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock		
	Number of Shares	Accumulated Deficit	Total Stockholders' Equity
Balance as of January 6, 2017 (Inception)	0	$ 0	$ 0
Issuance of Common Stock	100	0	100
Net Income (Loss)	0	(19,460)	(19,460)
Balance of as December 31, 2017	100	(19,460)	(19,460)
Net Income (Loss)	0	4,086	4,086
Balance as of December 31, 2018	100	$ (15,374)	$ (15,374)

ELEVATE NUTRITION INC.
STATEMENT OF CASH FLOWS
From January 6, 2017 (Inception) through December 31, 2018
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2018	2017
Cash Flows from Operating Activities		
Net Income (Loss)	$ 4,086	$ (19,460)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Decrease) Increase in accrued expenses	7,575	1,179
Decrease (Increase) in inventory	(30,081)	(21,691)
(Decrease) Increase in accounts payable	13,978	5,615
Net Cash Used in Operating Activities	(4,442)	(34,357)
Cash Flows from Investing Activities		
Purchase of property and equipment	0	0
Net Cash Used in Investing Activities	0	0
Cash Flows from Financing Activities		
Advance from founder	(7,500)	50,000
Net Cash Provided by Financing Activities	(7,500)	50,000
Net Change in Cash and Cash Equivalents	(11,942)	15,643
Cash and Cash Equivalents at Beginning of Period	15,643	0
Cash and Cash Equivalents at End of Period	$ 3,701	$ 15,643
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0

ELEVATE NUTRITION INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
See accompanying Accountant's Review Report
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Elevate Nutrition, Inc. (which may be referred to as the "Company," "we," "us," or "our") the Company sells plant-based supplements to provide the cleanest nutrients to support muscle recovery, lean muscle mass, weight-loss, and improved energy. Our supplements are perfect for those who want to amplify their health and fitness.

The Company incorporated in January 2017 in the State of New York. The Company is headquartered in New York. The Company did not begin operations until March 2017.

Since Inception, the Company has relied on securing loans to fund its operations. As of December 31, 2018, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 5). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Note 1 and Note 5 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, and 2017, the Company had $3,701 and $15,643 of cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As December 31, 2018, the Company did not have any outstanding accounts receivable.
Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had not acquired any fixed assets as of December 31, 2018.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is an income tax provision for the Company for the years ending December 31, 2018 as the Company incurred a taxable income. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the recognized tax benefits accrual was $4,086. The Company will recognize future accrued interest and penalties related to recognized tax benefits in income tax expense if incurred.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2018, the company had $98,315 of sales, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective

or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed a corporate or state income tax return since the Company was operational as March 2017. Therefore, a tax return has been required to be filed. Tax returns filed will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in March 2017 and therefore did not incur any profit as of December 31, 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – STOCKHOLDER'S EQUITY

Issuance of Common Stock
As part of the incorporation of the Company in January 2017 there were 200 shares authorized with no par value. 100 of those shares were distributed equally between the two founders of the company creating an equal 50/50 partnership.

Advance from Founder

As part of the incorporation of the Company, the Company received a 0 percent interest loan from Fuze, LLC. Fuze, LLC is a company owned by one of the partners of the Company. The loan was received to help kickstart the Company operations.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,700,000 in securities. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $1,070,000 maximum.

The Crowdfunded Offering is being made through Start Engine Capital (the "Intermediary"). As compensation for the services provided hereunder by StartEngine Capital, Company shall pay to StartEngine Capital at each closing of the offering a split fee consisting of the following: 3.5 percent commission based on the dollar amount received from US investors for ACH and wire payment and 5.5 percent commission based on the dollar amount received from international ACH and wire payments. In addition, 3.5 percent will be charged to the investor. 7.5 percent commission based on the dollar amount received from US investors for credit card payments and 9.5 percent commission based on the dollar amount received from international credit card payments. In addition, 3.5 percent will be charged to the investor. 5.5 percent commission based on the dollar amount received from US investors for BTC payments and 7.5 percent commission based on the dollar amount received from international BTC payments. In addition, 3.5 percent will be charged to the investor. In addition, 2 percent commission paid in equity or securities at the same rate as this offering

Future Issuance of Common Stock
The Company and its shareholders to amend the certificate of incorporation of the Company, to (a) increase the authorized number of shares of common stock to 6,000,000 shares, including, 4,000,000 shares of Class A Voting Common Stock and 2,000,000 shares of Class B Non-Voting Common Stock.

Jillian Salomone and Paul Salomone, the sole stockholders of the Company, each hold 50 shares of common stock of the Company. The undersigned deem it to be in the best interests of the Company to, upon the filing of the certificate amendment, issue each of Jillian Salomone and Paul Salomone 1,249,950 shares of Class A Voting Common Stock (the "Share Issuances"), such that upon such issuance, each shall hold 1,250,000 shares of Class A Voting Common Stock.

Management's Evaluation
Management has evaluated subsequent events through September 17, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Elevate Nutrition

High Performance Plant-Based Nutrition



$0.00 raised

0 Investors | Days Left

% Equity Offered | $5M Valuation

Equity Offering Type | $300.00 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Website WHITE PLAINS, NY E-COMMERCE

Elevate is the first of its kind, a line of high-performance nutritional supplements...made solely from plants. Our supplements are formulated for modern health and fitness. We leveraging the finest and most effective ingredients to enhance athletic performance. All products are non-GMO, gluten-free, soy-free, paleo friendly, keto friendly, and certified vegan.

Overview Team Terms Updates 0 Comments Follow

Reasons to Invest

- 142% growth year over year growth since inception, 2,500+ customers to date, 10,000+ units sold (and counting), $400,000 sales to date
- With a 85% 5 out of 5-star product rating and a loyal and growing customer base, our biggest problem has been keeping the products on the shelves
- There has been massive growth in the plant-based market, and the advantages of plant-based diets being uncovered by the mainstream

"A pioneer in the growing plant-based market"

From an unhealthy lifestyles to plant-based activists



In 2013, co-founders, and husband and wife duo, Jillian and Paul decided it was time to put their unhealthy ways behind them. They vowed to dedicate themselves to health, fitness, and well being.

As part of their transformation, **they decided to shift their food choices to a fully plant-based diet.** Shortly after the switch, they both felt amazing, lighter, more youthful, and energetic. They knew they were onto something big, and wanted to tell the world about it!

However, there was only 1 problem...





They quickly realized there were **very limited selections of nutritional supplements on the market and most animal-based products did not even have plant-based alternatives.** The products that were on the market were not macronutrient friendly, they were not effective, nor did they taste or mix very well!

Jillian and Paul decided that if they cannot find a company that is in line with their values and nutritional demands, then they were just going to create their own!

They saw this as an opportunity to bring their knowledge of plant-based nutrition to the mainstream.... And just like that, in 2017, Elevate Nutrition was born.



THE PROBLEM

Animal products are bad for the environment and our health

The negatives of animal agriculture are common knowledge-- it leaves a larger greenhouse gas footprint on the planet than all transportation industries

combined. Also, there is new scientific evidence that animal based proteins are known to be damaging for our health (source).



In addition to this, a study conducted by **Dartmouth Medical School** suggests that the hormones sourced with dairy products can be a source of mitogenic and androgenic progestins that drive prostate and breast cancer. By consuming less animal-based proteins, it would significantly improve both environmental and health factors.



In replacing beef with plants in the US
(per person per year):
Source: "Environmentally Optimal, Nutritionally Aware Beef Replacement Plant-Based Diets"
VS
Croplands
90%
1,273 m³
126 m³
Greenhouse gas emissions
CO2
96%
900 kg
CO2
33 kg
Nitrogen fertilizer



| 12 kg | ↓ 94% | 0.7 kg |

*Note: Icons are not to scale, because a 90% decrease would be ridiculously small.

THE SOLUTION

We build a plant-based line of supplements that make animal products a thing of the past

Say goodbye to harmful animal product manufacturing:
We're introducing a full suite of high-performance plant-based nutritional supplements that are healthy for the individual and for the environment. And the best part is, unlike other plant-based supplements in the market these products taste good, have the ideal macronutrients/micronutrients, and improve athletic performance!



We have a line of dessert flavored protein powders, branch chain amino acids, and soon to be releasing pre-workout energizers...all derived from raw plant-based materials.







THE MARKET

52% of American Consumers are increasing their plant-based intake

- FoodNavigatorUsa.com

- The plant protein market will reach $9.5B by 2024
- In 2018, North America accounted for 38.6% of the market
- Nearly 7 out of 10 Americans are trying to increase their plant-based eating
- Meat-eating has been on the decline in America over the last decade

And it's ***not just consumers who are riding the plant-based wave***-- the stock market has been quick to join in on the excitement of this growing industry. Beyond Meat, one of the leading Plant-Based meat producers' stock has been on a tear ever since the company went public in early May. The stock has skyrocketed as much as **six times its IPO** price of $25.00 (**source**).


To infinity and beyond: shares up more than 600% since IPO
Beyond Meat share price ($)
Beyond Meat shares price at $25
160
140
120
100
80
60
40
20
May 19
Sources: Refinitiv, Mamta Badkar/FT
© FT

And the mainstream media is starting to take notice

The advantages of plant-based diets are being uncovered by the

mainstream. The Documentary, The Game Changers, created by Oscar-winning documentary filmmaker Louie Psihoyos (with executive producers James Cameron, Arnold Schwarzenegger, and Jackie Chan) told the story of James Wilks, an elite Special Forces trainer on his journey to uncover the optimal diet for human performance with plant-based eating. It quickly became the "Bestselling Documentary Of All Time On iTunes" (sources)

'The Game Changers' Is Bestselling Documentary Of All Time On iTunes
FUELED BY THE TRUTH
THE GAME CHANGERS

OUR TRACTION

We sell out so quickly that our manufacturers can't keep up

We went from just a concept to **$400K in sales and 2,500+ loyal customers in just a 2 1/2 year span.** We accomplished all of this with no advertising budget

and large gaps in inventory due to not being able to manufacture our products quick enough to keep up with customer demand.

- **142% growth year over year** (since inception in 2017) - with $400K in sales despite lack of inventory and little-to-no-advertising budget
- Over 2,500 Customers to date and over 10K+ units sold and counting

With this 142% growth, we already received more orders in 2019 than in **2017 and 2018 COMBINED.**

We've received 5 out of 5 stars from 85% of our customers



The taste/texture, nutritional profile - everything about these I am a fan of.

Fraser | Nutritionist

Not only is the blend of vegan proteins *optimal* for muscle protein synthesis, it tastes amazing too."

Giacomo | Bodybuilder

The taste and texture are great and the macros are awesome!

Sara | Figure Competitor

WHAT WE DO

Products that improve athletic performance, without sacrificing the environment

All Elevate products are being made with the finest plant-based ingredients that fuel the body - without sacrificing our health or the environment. We're making products for a sustainable future without sacrificing taste or effectiveness.

Performance Protein Powder



Our protein powder is derived from **pea and hemp protein**, it is dairy and soy-free, certified by vegan.org. for best muscle absorption to boost your workout results.


ELEVATE
PLANT-BASED
PERFORMANCE PROTEIN
VANILLA MILKSHAKE

Branch Chain Amino Acids (BCAA)


ELEVATE
PLANT-POWERED BCAAS
+ GLUTAMINE + B12 SUPPLEMENT
FRUIT PUNCH
With Other Natural Flavors
5g BCAAs
2:1:1 RATIO

Our premium plant-based BCAA formula contains 5 grams of BCAA per serving, in the most ideal 2:1:1 ratio and is formulated with ingredients for recovery, energy, and hydration.

Premium Pre-Workout Energy

Packed with nutrients to give you an extra boost of energy and stamina for exercise, the formula is designed to stimulate muscle growth, elevate your mood and mental focus, and replace electrolytes.


ELEVATE
PLANT-POWERED ENERGY AND PERFORMANCE
RAINBOW CANDY
With Other Natural Flavors

THE BUSINESS MODEL

We're sold on Amazon and ElevateNutrition.com

We are part of the Amazon FBA program - which comes with a series of quantifiable benefits:

- Drastically cut down on shipping cost, providing free 2-day shipping for customers using Amazon Prime.
- We do not require any labor/employees or a warehouse for storage.
- Our manufacturer ships direct to Amazon, Amazon direct to customer and our Amazon FBA extends to orders placed on ElevateNutrition.com as well.

Through Amazon, we've received over 7K+ orders to date and have earned 2.5K+ new customers!



HOW WE ARE DIFFERENT

We use only the finest, natural ingredients to enhance athletic performance

While our competitors tend to use Stevia or artificial sweeteners along with animal-based proteins to enhance their formulas, we've found natural alternatives, **monk fruit** for sweeteners, and **hemp and yellow peas** for protein.





Our pea protein is sourced from the *world-leader* Belgium and is derived from **yellow peas** rather than green peas to provide a smoother taste and consistency unlike any other product on the market. Our **hemp protein** is sourced directly from Canada out of Manitoba's yearly harvests. All of our current and future products are derived from plant-based materials under strict **GMP standards.**





THE VISION

Let's make plant-based products mainstream

The biggest problem of the plant-based supplements on the market is that people associate it with bad tasting formulas and ineffective results, our plan to grow and scale our business is to appeal to the mass market by creating a full suite of products that appeal to the mainstream.


ELEVATE
PLANT-BASED
PERFORMANCE PROTEIN
VANILLA MILKSHAKE
RASPBERRY CHEESECAKE
MINT CHOCOLATE CHIP
FROSTED CINNAMON ROLL
CHOCOLATE BROWNIE

In Q1 of 2020, we are set to release an **expanded line of our protein powders** including flavors like Mint Chocolate Chip, Frosted Cinnamon Bun, Raspberry Cheesecake, and Orange Creamsicle. Additionally, we have developed a new line or pre-workout formulas (all with natural, vegan, low carb and no-sugar ingredients) in amazing flavors: Rainbow Candy, Cherry Ice Pop, and Watermelon Candy), also set to launch in 2020.


ELEVATE
PLANT-POWERED ENERGY AND PERFORMANCE
PRE-WORKOUT
WATERMELON CANDY
RAINBOW CANDY

Future Products:

- Naturally Sourced Omega 3 DHA/EPA (alternative to fish oil)
- Vegan Protein Bars
- On-The-Go Plant-Based Protein Drinks

- Vegan Post-Workout Stacks
- Plant-Based Mass Gainers
- Gelatin Free Fat -Burning Stacks
- Vegan Creatine Monohydrate
- Naturally Sourced Premium Greens & Superfoods
- Hemp Recovery Gummies
- Naturally Sourced Probiotics
- Plant-Based Immune Boosting Stacks
- Gelatin Free Gummy Vitamins
- Vitamin Drink Mix (Multi, A, B Complex, D3, E, K+)
- And much more....



OUR TEAM

Founded by two plant-based athletes

Our co-founders have a dream: to make animal-based products irrelevant and make plant-based products the leader in the space.





Jillian, an already successful entrepreneur, is a *NASM Certified Personal Trainer* and owns her own personal training and nutrition business - she has a BBA in Marketing and is certified in Plant-Based Nutrition from Cornell. Paul, an already successful entrepreneur, is a 15-year advertising and marketing professional with a BBA in Business Management.

Both co-founders are champion bodybuilders/powerlifters in the OCB and USPA and are immersed in the fitness community - each understands the needs of their fellow athletes, and they're here to meet them.



WHY INVEST

Elevate is the future of nutritional supplements

We are pioneers in a rapidly growing plant-based market set to reach 9.5 billion by 2024 and the future of the mainstream supplement industry which is currently valued at 124.8 billion. As more and more consumers are becoming conscious of the environmental, health, and ethical issues of animal agriculture they are turning towards plant-based alternatives.

We see a future, where plant-based nutrition is no longer an alternative, but the go-to choice.



Our Company Launches!

Elevate Nutrition is Born

Launch of Plant-Based Branch Chain Amino Acids (BCAA)

Our line of BCAAs is released to the public

Formulation of Plant-Based Pre-Workout Energy

Something the industry has never seen has been formulated.

Plant-Based Pre-Workout Energizer Release (ANTICIPATED)

Launch of Rainbow Candy Pre-Workout Energizer!

Available in Major Health Food Stores (ANTICIPATED)

Sales to hit major health food retail stores such as Whole Foods and Wegmans.

$81,760 in sales

$81,760 in sales achieved within 9 month of inception

$180,074 of sales is achieved since inception

Sales increase 12% YoY and we turn a profit

Launched on StartEngine

Now YOU can own a part of our company!

Release of all Pre-Workout Flavors (ANTICIPATED)

The launch of plant-based pre-workout energizer

| January 2017 | December 2017 | March 2018 | December 2018 | July 2019 | October 2019 | January 2020 | May 2020 | January 2021 |
| March 2017 | January 2018 | October 2018 | May 2019 | August 2019 | October 2019 | March 2020 | August 2020 | |



Chocolate Brownie Performance Protein Release

A new line of des flavored protein powder is born.

New Flavor of Plant-Based Branch Chain Amino Acids (BCAA)

Fruit Punch Flav BCAAs is release the public

Reached 2,500+ customers, 10,000+ units sold, $400,000+ sales

Massive Growth! growth since 2017

Release of All Protein Flavors (ANTICIPATED)

Introducing Mint Chocolate Chip, Raspberry Cheesecake, and Orange Creamsicle

Performance Protein Product Launch

Our first product hits the market.

Launch of Vanilla Milkshake Performance Protein

A new addition to our line of dessert flavored protein powder

Formulation of 3 new Dessert Flavored Protein Powders.

Adding to our line of dessert flavored protein powders!

Launch of Frosted Cinnamon Bun Protein (ANTICIPATED)

Introducing Frosted Cinnamon Bun

Meet Our Team





JILLIAN SALOMONE

Co-Founder & CEO

Jillian is a competitive bodybuilder in the bikini division and member of the PlantBuilt Muscle Team. In early 2012, she decided that she no longer wanted to live an unhealthy lifestyle and vowed to change her life for the better. Jillian dedicated herself to fitness and shifted her nutrition to a 100% plant-based diet. Since then, Jillian has dedicated her life to helping others achieve their own health and fitness goals. Jillian is the founder of Jillian Leigh Fitness which is an online based health and fitness coaching business. Jillian Leigh Fitness allows Jillian to reach people all over the world that are looking to achieve their fitness and nutrition goals. She also provides one-on-one personal training in Westchester NY. Jillian has co-founded Elevate Nutrition in 2017 to help provide

PAUL J SALOMONE

Co-Founder & COO

Paul is a competitive power-lifter and member of the Plantbuilt Vegan Muscle Team. Back in 2012, Paul underwent a 180 degree transformation where he decided to dedicate himself to health, fitness, and spiritual well being. Since then, Paul has made it his life's mission to provide guidance to those looking to transform their life. As an already successful entrepreneur in the advertising industry , Paul co-founded Elevate in 2017. Paul's vision is to provide quality nutritional plant-based supplements that encourage healthy living and improve athletic performance.

Paul's primary job is as the Founder & CEO of MediaFuse. He dedicates 20 hrs per week to Elevate.

clean nutritional supplements for athletes looking to improve their performance.

Jillian's primary job is as a Business Owner at Jillian Leigh Fitness. She dedicates 20 hrs per week to Elevate.

Offering Summary

Company :	Elevate Nutrition Inc.
Corporate Address :	777 Westchester Ave, STE 101, WHITE PLAINS, NY 10604
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$300.00

Terms

Offering Type :	Equity
Security Name :	Class B Non-Voting Common Stock
Minimum Number of Shares Offered :	5,000
Maximum Number of Shares Offered :	535,000
Price per Share :	$2.00
Pre-Money Valuation :	$5,000,000.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Perks*
Early Bird

First 48 hours - 10% bonus shares

Next 5 days - 5% bonus shares

Volume

$300+ | Exclusive insight into new product launches.

$500+ | 1 month supply of Elevate Plant-Based Protein - $42.97 Retail Value

$1,000 | 1 month supply of Elevate Plant-Based Protein + Elevate Shaker Bottle + 10% lifetime discount $67.92 Retail Value

$2,500+ (5% bonus shares) | 2 month supply of Elevate Plant-Based Protein + Elevate Shaker Bottle +15% lifetime discount $110.93 Retail Value

$5,000+ (10% bonus shares) | 2 months supply of Elevate Plant-Based Protein + 2 months supply of Plant-Powered BCAAs + Elevate Shaker Bottle + Elevate T-Shirt + 20% lifetime discount $222.82 Retail Value

$25,000+ (15% bonus shares) | We will fly you to New York to meet Jillian and Paul! This will include a 1 night stay at the Ritz Carlton in Westchester, NY, as well as a private training season with Jillian and Paul. We will see if you can survive one of Jillian's workout sessions, and see if you can bench press more than Paul. Cap it off with some Elevate product tasting and dinner with Jillian and Paul's at their favorite plant-based restaurant.

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Elevate Nutrition Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $2.00 / share, you will receive 110 Class B Non-Voting Common Stock shares, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Elevate Nutrition to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

⊠00:02:14⊠ Jillian 2012 I was an extreme party animal.

⊠00:10:07⊠ Jillian I would eat anything from Carvelanches to McDonald's to Diner to burgers and French fries. I had the worst diet ever!

⊠00:23:18 ⊠ Jillian In 2013 I ended up changing my diet. Went completely plant based

⊠00:30:0 8 ⊠ Jillian And it saved my life.

⊠00:33:21⊠ Jillian I lost 30 pounds and that led me into the fitness world.

⊠00:38:22⊠ Jillian I wanted to let other people feel what I felt and I wanted to help save people's lives.

⊠00:45:10⊠ Jillian Hi, my name is Jillian Salomone and I am the co-founder and CEO of Elevate Nutrition.

⊠00:49:20⊠ Paul And I Paul Salomone and I am the co-founder and COO.

⊠00:53:10⊠ Paul In 2013, Jillian and I decide to shift our diet to plant based. We quickly realized that this was a great way of life. We felt more energetic, youthful and the weight came flying off.

⊠01:05:13⊠ Jillian We noticed that we were on to something huge and we wanted to share it with rest of the world.

⊠01:12:04⊠ Jillian Six years ago, when we transitioned to a plant based diet we noticed that there weren't many vegan protein supplements on the shelves. The ones that were out there, they didn't taste great they didn't mix well. They weren't very macro friendly they were high calorie high carb and we were looking for something that was a little bit different.

⊠01:28:01⊠ Paul So, what we decided to do was come out with a full line of high performance plant based supplements.

⊠01:34:18⊠ Paul Ultimately, our goal was to create a line that not only tasted good but really had they optimal nutrition profile.

⊠01:44:00⊠ Paul Three years back we launched a line of dessert flavored protein powders. And it was deprived from pea and hemp protein and sweeteners with monk fruit. Which really set us apart from other products out there.

⊠01:56:03⊠ Paul We gained such good traction that we decided to launch a line of branch chain amino acids as well also all plant based.

⊠02:03:20⊠ Paul Over the past three years we have sold over 10,000 units. We have established a 2,500-customer base and we have amassed over $400,000 in sales to date. And this is all with little to no advertising budget.

⊠02:19:08⊠ Paul Our biggest issue is keeping our products on the shelves and keeping up with customer demand.

⊠02:25:13⊠ Jillian So, we're looking for investors to come join our family and really help us grow.

⊠02:29:17⊠ Paul So, go to the startup engine page today to learn more about how to invest in Elevate Nutrition.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

190919000 358





New York State
Department of State
DIVISION OF CORPORATIONS,
STATE RECORDS AND
UNIFORM COMMERCIAL CODE
One Commerce Plaza
99 Washington Ave,
Albany, NY 12231-0001
www.dos.ny.gov

NEW YORK STATE OF OPPORTUNITY. | Division of Corporations, State Records and Uniform Commercial Code

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF

ELEVATE NUTRITION INC.

(Insert the Current Name of Domestic Corporation)

Under Section 805 of the Business Corporation Law

FIRST: The current name of the corporation is:

Elevate Nutrition Inc.

If the name of the corporation has been previously changed, the name under which it was originally formed is:

SECOND: The date of filing of the certificate of incorporation with the Department of State is:

January 6, 2017

THIRD: The amendment effected by this certificate of amendment is as follows:

The subject matter and full text of each amended paragraph must be stated.

FOR EXAMPLE, a certificate of amendment changing the name of the corporation would read as follows:

Paragraph FIRST of the Certificate of Incorporation relating to the name of the corporation is amended to read in its entirety as follows:

FIRST: The name of the corporation is (....new name....).

Paragraph SECOND of the Certificate of Incorporation relating to

the purposes for which the corporation is formed

is amended to read in its entirety as follows:

SECOND: The purposes for which the corporation is formed, is to engage in any lawful act or activity for which corporations may be organized under the New York Business Corporation Law, except any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

Paragraph ___FOURTH___ of the Certificate of Incorporation relating to

the number of authorized shares

is amended to read in its entirety as follows:

The corporation is currently authorized to issue 200 shares of Common Stock, no par value per share, of which 100 shares are issued, and the remaining 100 shares are unissued. The amendment of the Certificate of Incorporation is (i) to change the number of shares of Common Stock that the corporation has authority to issue and the par value of such shares from 200 shares of Common Stock to 6,000,000 shares of Common Stock, par value $0.0001 per share, of which 4,000,000 shares are designated as Class A Voting Common Stock, and 2,000,000 shares are designated as Class B Non-Voting Common Stock, and (ii) to add provisions for the voting powers and other relative rights of the holders of Class A Voting Common Stock and Class B Non-Voting Common Stock. The 100 shares of Common Stock, no par value, that are currently issued, shall be exchanged for 100 shares of Class A Voting Common Stock, at a ratio of 1 share of Common Stock for 1 share of Class A Voting Common Stock, and the remaining 100 unissued shares of common stock, no par value, shall be cancelled. An additional 3,999,900 shares of Class A Voting Common Stock and 2,000,000 shares of Class B Non-Voting Common Stock are hereinby created. As a result of the changes made herein, of the newly authorized 6,000,000 shares, 100 shares of Class A Voting Common Stock will be issued and 3,999,900 shares of Class A Voting Common Stock and 2,000,000 shares of Class B Non-Voting Common are un-issued at the time of this filing

To effect the foregoing changes, Article FOURTH will be amended by striking the entire text of the Article and replacing it with the following:

"FOURTH: The total number of shares which the corporation is authorized to issue is Four Million (4,000,000) shares of Class A Voting Common Stock, par value $0.0001 per share, and Two Million (2,000,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, and the Class B Shares shall have no voting rights."

FOURTH: The certificate of amendment was authorized by: *(Check the appropriate box)*

☐ The vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

☑ The vote of the board of directors followed by the unanimous written consent of the holders of all outstanding shares.

X _____
(Signature)

Jillian Salomone
_____
(Name of Signer)

Chief Executive Officer
_____
(Title of Signer)

368

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF

Elevate Nutrition Inc.

(Insert Current Name of Domestic Corporation)

Under Section 805 of the Business Corporation Law

Drawdown Delaney #30

Filer's Name and Mailing Address:

Jeffrey S. Marks
Name:

Company, if Applicable:

Mailing Address:
9 Chatelaine, Newport Coast, CA. 92657
City, State and Zip Code:

NOTES:

1. The name of the corporation and its date of incorporation provided on this certificate must exactly match the records of the Department of State. This information should be verified on the Department of State's website at www.dos.ny.gov.
2. This form was prepared by the New York State Department of State. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal stationery stores.
3. The Department of State recommends that all documents be prepared under the guidance of an attorney.
4. The certificate must be submitted with a $60 filing fee.

For Office Use Only

1pc

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED SEP 19 2019
TAX $ 0
BY: [illegible]

RECEIVED
2019 SEP 19 AM 11:07

381

CERTIFICATE OF INCORPORATION

OF

ELEVATE NUTRITION INC.

Under Section 402 of the Business Corporation Law

Filed by:

Colasanti & Iurato, LLP
399 Knollwood Road
Suite 216
White Plains, New York 10603

CERTIFICATE OF INCORPORATION

ELEVATE NUTRITION INC.

Under Section 402 of the Business Corporation Law.

The undersigned, for the purpose of forming a corporation pursuant to Section 402 of the Business Corporation Law of the State of New York, does hereby certify and set forth:

FIRST: The name of the corporation is **ELEVATE NUTRITION INC.**

SECOND: The purposes for which the corporation is formed are:

To engage in any lawful act or activity for which corporations may be organized under the business corporation law, provided that the corporation is not formed to engage in any act or activity which requires the act or approval of any state official, department, board, agency or other body without such approval or consent first being obtained.

To carry on a general mercantile, industrial, investing and trading business in all its branches; to devise, invent, manufacture, fabricate, assemble, install, service, maintain, alter, buy, sell, import, export, license as licensor or licensee, lease as lessor or lessee, supply, distribute, job, enter into, negotiate, execute, acquire, and assign contracts in respect of, acquire, receive, grant, and assign licensing arrangements, options, franchises, and other rights in respect of and generally deal in and with at wholesale and retail, as principal, and as sales, business, special, or general agent, representative, broker, factor, merchant, distributor, jobber, advisor, or in any other lawful capacity, goods, wares, merchandise, commodities, and unimproved, improved, finished, processed and other real, personal and mixed property of any and all kinds, together with the components, resultants, and by-products thereof.

To create, manufacture, contract for, buy, sell, import, export, distribute, job and generally deal in and with, whether at wholesale or retail, and as principal, agent, broker, factor, commission merchant, licensor, licensee or otherwise, any and all kinds of goods, wares, and merchandise, and in connection therewith or independent thereof, to establish and maintain, by any manner or means, buying offices, distribution centers, specialty and other shops, stores, on-line and Internet sales, mail-order establishments, concessions, leased departments, and any and all other departments, sites and locations necessary, convenient or useful in the furtherance of any business of the corporation.

To develop, experiment with, manufacture, fabricate, produce, assemble, buy, lease or otherwise acquire, hold, own, operate, use, install, equip, maintain, service, process, possess, repossess, remodel, recondition, transport, import, export, sell, supply, lease or otherwise dispose of and generally to deal in and with any and all kinds of raw materials, products, manufactured articles and products, equipment, machinery, devices, systems, parts, tools and implements, apparatus, and goods, wares, merchandise and tangible property of every kind, used or capable of being used for any purpose whatsoever, and wheresoever located.

To acquire by purchase, subscription, underwriting or otherwise, and to own, hold for investment, or otherwise, and to use, sell, assign, transfer, mortgage, pledge, exchange or otherwise dispose of real and personal property of every sort and description and wheresoever situated, including shares of stock, bonds, debentures, notes, scrip, securities, evidences of indebtedness, contracts or obligations of any corporation or association, whether domestic or foreign, or of any firm or individual or of the United States or any state, territory or dependency of the United States or any foreign country, or any municipality or local authority within or without the United States, and also to issue in exchange therefor, stocks, bonds or other securities or evidences of indebtedness of this corporation and, while the owner or holder of any such property, to receive, collect and dispose of the interest, dividends and income on or from such property and to possess and exercise in respect thereto all of the rights, powers and privileges of ownership, including all voting powers thereon.

To construct, build, purchase, lease or otherwise acquire, equip, hold, own, improve, develop, manage, maintain, control, operate, lease, mortgage, create liens upon, sell, convey or otherwise dispose of and turn to account, any and all plants, machinery, works, implements and things or property, real and personal, of every kind and description, incidental to, connected with, or suitable, necessary or convenient for any of the purposes enumerated herein, including all or any part or parts of the properties, assets, business and goodwill of any persons, firms, associations or corporations.

The powers, rights and privileges provided in this certificate are not to be deemed to be in limitation of similar, other or additional powers, rights and privileges granted or permitted to a corporation by the Business Corporation Law, it being intended that this corporation shall have all rights, powers and privileges granted or permitted to a corporation by such statute.

THIRD: The office of the corporation is to be located in the County of Westchester, State of New York.

FOURTH: The aggregate number of shares which the corporation shall have the authority to issue is Two Hundred (200), all of which shall be without par value.

FIFTH: The Secretary of State is designated as the agent of the corporation upon whom process against it may be served. The post office address to which the Secretary of State shall mail a copy of any process against the corporation served on him is:

1 Oakridge Place
Eastchester, New York 10709

SIXTH: The personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity is hereby eliminated except that such personal liability shall not be eliminated if a judgment or other final adjudication adverse to such director establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the Business Corporation Law.

IN WITNESS WHEREOF, this certificate has been subscribed to this 5th day of January, 2017 by the undersigned who affirms that the statements made herein are true under the penalties of perjury.

Lawrence A. Kirsch

LAWRENCE A. KIRSCH
90 State Street
Albany, New York 12207